May 11, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  John Reynolds and S. Thomas Kluck II

Re:                             Shermen WSC Acquisition Corp.
Registration Statement on Form S-1
Registration Number No. 333-133869

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:30 P.M. (New York time) on May 14, 2007, or as soon thereafter as practicable.

The Registrant acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Registrant may not assert the declaration of effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SHERMEN WSC ACQUISITION CORP.

/s/ Francis P. Jenkins, Jr.
Name:	Francis P. Jenkins, Jr.
Title:	Chairman and Chief Executive Officer